ASSET PURCHASE AGREEMENT
DATED AS OF FEBRUARY 28, 2022
BY AND AMONG
SENTECH ENGINEERING SERVICES, INC.,
JOB AND TALENT HOLDING LIMITED,
as Guarantor solely for purposes of Section 9.09,
AND
BGSF, INC.

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (this “Agreement”), dated as of February 28, 2022, is entered into by and between BGSF, Inc., a Delaware corporation (“Seller”), Sentech Engineering Services, Inc., a Michigan corporation (“Buyer”), and Job And Talent Holding Limited, a corporation organized under the laws of England and Wales and indirect parent of Buyer, solely for purposes of Section 9.09 (“Guarantor”). Seller and Buyer are each referred to herein, individually, as a “Party” and, collectively, as the “Parties.” An index of defined terms is included in Section 9.04.
RECITALS
WHEREAS, Seller is engaged, among other things, in the business of providing light industrial staffing solutions (such business, the “InStaff Business”);
WHEREAS, Seller desires to sell and assign to Buyer, and Buyer desires to purchase and assume from Seller, the certain assets and specified liabilities of the InStaff Business, subject to the terms and conditions set forth herein; and
WHEREAS, Guarantor will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and as a condition and inducement to Seller’s execution and delivery hereof, Guarantor has agreed to execute this Agreement solely for purposes of guaranteeing the obligations of Buyer with respect to the Buyer Obligations.
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
PURCHASE AND SALE

Section 1.01Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, at the closing of the transactions contemplated by this Agreement (the “Closing” and the date the Closing occurs, the “Closing Date”), Seller will sell, convey, assign, transfer and deliver to Buyer, and Buyer will purchase from Seller, free and clear of all Liens other than Permitted Liens, all of Seller’s right, title and interest in, to and under all of the tangible and intangible assets, properties and rights of every kind and nature and wherever located (other than the Excluded Assets), which primarily relate to or are primarily used in the InStaff Business (collectively, the “Purchased Assets”), including the following:
(a)all fixed assets of the InStaff Business, including all personal property, office equipment, computers, phone systems, computer equipment, furniture, fixtures, vehicles, leasehold improvements (the “Tangible Personal Property”);
(b)the domain name and trademark of the Seller listed on Section 3.12 of the Disclosure Schedules, but for the avoidance of doubt, the software listed on Section 3.12 of the Disclosure Schedules shall be Excluded Assets;
(c)the current assets of the InStaff Business that are reflected on Section 1.05(a) of the Disclosure Schedules, including the accounts receivable of the InStaff

Business (collectively, the “Acquired Current Assets”), but excluding (i) Seller’s Cash Equivalents, and (ii) the Collections AR;
(d)all of Seller’s right, title and interest under each of the Customer Contracts listed on Section 1.01(d) of the Disclosure Schedules;
(e)all of Seller’s right, title and interest under each of the Temporary Personnel Contracts listed on Section 1.01(e) of the Disclosure Schedules;
(f)all of Seller’s right, title and interest under each of the other Contracts listed on Section 1.01(f) of the Disclosure Schedules (collectively, the Contracts listed on Sections 1.01(d), 1.01(e) and 1.01(f) of the Disclosure Schedules, the “Assumed Contracts”);
(g)all goodwill related to the InStaff Business;
(h)all right, title and interest in Seller’s trade name “InStaff” and any derivations thereof;
(i)all Permits used in connection with the InStaff Business listed on Section 3.09(b) of the Disclosure Schedules;
(j)copies of all books and records of the InStaff Business, including customer lists, resumes, referral sources, research and development reports, payroll and billing reports, operating guides and manuals, financial and accounting information, information relating to Staff Employees and Temporary Personnel, creative materials, advertising materials, promotional materials relating to the InStaff Business;
(k)the Rent Deposits; and
(l)all claims for refund or credit or rights to receive refunds or credits with respect to Taxes relating to the InStaff Business, the Purchased Assets, or the Assumed Liabilities for any Post-Closing Tax Period, whether such refund is received as a payment or as a credit, abatement, or similar offset against future Taxes payable.
Section 1.02Excluded Assets. Notwithstanding the provisions of Section 1.01, it is hereby expressly acknowledged and agreed that the Purchased Assets will not include: (a) the rights which accrue or will accrue to Seller under this Agreement and the other Transaction Documents; (b) Seller’s Cash Equivalents; (c) any intercompany receivables of Seller; (d) any of Seller’s Tax refunds, Tax prepayments, Tax assets or Tax credits (i) to the extent unrelated to the InStaff Business or the Purchased Assets, and (ii) relating to the operation of the InStaff Business or the Purchased Assets for Pre-Closing Tax Periods; (e) any Employee Benefit Plans; (f) any Tax records, Tax Returns, Tax audit information and financial statements and documents related thereto; (g) the organizational documents, minute books, stock books, books of account or other records having to do with the organization of Seller, all employee-related or employee benefit-related files or records, other than personnel files of Transferred Staff Employees, and any other books and records which Seller is prohibited from disclosing or transferring to Buyer under applicable Law or is required by applicable Law to retain; (h) any assets used by Seller to provide operational, day-to-day services to Seller’s subsidiaries and/or Affiliates to the extent not primarily used or related to the InStaff Business, including for the avoidance of doubt, the Shared Services (as defined therein) provided by Seller and its Affiliates to Buyer following the Closing pursuant to the Shared Services Agreement, (i) any equity interests held by Seller in any of its subsidiaries and/or Affiliates, (j) the accounts receivable of the InStaff Business that are currently in collections as set forth in Section 1.02(j) of the Disclosure Schedules (the “Collections AR”), (k) bad debt allowance attributed to the InStaff Business, and (l) prepaid expenses of the InStaff Business (collectively, the “Excluded Assets”). Buyer acknowledges that Seller and its subsidiaries and Affiliates presently own and operate other businesses that are involved in performing non-light industrial staffing and recruiting services, including real estate and professional staffing services (together, the “Retained Business”). For the avoidance of doubt, the operations and business of the Retained Business are not included in the definition of “InStaff Business” for purposes of this Agreement, and the assets, properties and business of the Retained Business that are not used in the InStaff Business are not included in the definition of “Purchased Assets” for purposes of this Agreement.
Section 1.03Assumed Liabilities.
(a)At the Closing, Buyer will assume and agrees to pay, perform and discharge when due only the Liabilities of Seller set forth as follows (collectively, the “Assumed Liabilities”):
(i)the current liabilities of the InStaff Business that are reflected on Section 1.05(a) of the Disclosure Schedules, including the trade accounts payable of the InStaff Business (collectively, the “Assumed Current Liabilities”), but excluding Indebtedness;
(ii)all Liabilities arising under or relating to the Assumed Contracts, but only to the extent that such Liabilities thereunder are to be performed after the Closing Date, and do not relate to any failure to perform, improper performance, breach of warranty or other breach, default or violation by Seller on or prior to the Closing;
(iii)all Liabilities for (A) Taxes relating to the InStaff Business, the Purchased Assets or the Assumed Liabilities for any taxable period (or any portion thereof) beginning on or after the Closing Date and (B) Transfer Taxes for which Buyer is liable pursuant to Section 5.06; and
(iv)all other Liabilities arising out of or relating to Buyer’s ownership or operation of the InStaff Business and the Purchased Assets on or after the Closing Date.
(b)Buyer will not assume and will not be responsible to pay, perform or discharge any Liabilities of Seller other than the Assumed Liabilities (collectively, the “Excluded Liabilities”). For the avoidance of doubt, and without limiting the generality of the foregoing, Buyer shall not be obligated to assume, and Buyer expressly does not assume, and hereby disclaims all of the following Liabilities of Seller (any such Liabilities shall be considered Excluded Liabilities for purposes of this Agreement):
(i)any Indebtedness;
(ii)any Liabilities relating to or arising out of the Excluded Assets;
(iii)any Liabilities for Taxes: (A) of Seller for any Tax period (including, without limitation, any liability of Seller for the Taxes of any other Person (excluding Buyer) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or as a collection or withholding agent, or pursuant to a Contract entered into by Seller prior to Closing, excluding the Assumed Contracts; (B) arising from or relating to the InStaff Business or the Purchased Assets for any Pre-Closing Tax Period (including, without limitation, Taxes arising from or attributable to the ownership, sale, operation or use of the Purchased Assets or the ownership, operation or sale of the InStaff Business for any Pre-Closing Tax Period); and (C) Transfer Taxes allocated to Seller under Section 5.07;
(iv)any Liabilities of Seller arising or incurred in connection with the negotiation, preparation, consummation and performance of this Agreement and the other Transaction Documents and on account of the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and others (“Transaction Expenses”);
(v)except to the extent otherwise expressly provided in Section 5.01(b), any Liabilities relating to any Employee Benefit Plan;
(vi)except to the extent accrued for as current liabilities in Closing Net Working Capital, (1) any wages, salary, bonuses, commissions, overtime pay, retention pay, vacation or holiday pay, or other accrued benefits pay or other Liabilities relating to the employees of Seller or other amounts due to any employees, former employees, directors, consultants or advisors of Seller that accrue on or prior to the Closing Date, and (2) any severance relating to employees of Seller; and
(vii)all other Liabilities related to or arising out of the operation of the InStaff Business or the ownership of the Purchased Assets prior to the Closing Date which are not an Assumed Liability.
Section 1.04Purchase Price. Buyer is assuming the Assumed Liabilities and agrees to pay Seller an aggregate of $32,300,000 plus, the aggregate amount of Rent Deposits as of Closing, subject to adjustment as provided in Section 1.05 and Section 6.08 (the “Purchase Price”), as consideration for the acquisition of the Purchased Assets from Seller, of which $30,300,000 will be paid by Buyer to Seller at Closing (the “Closing Date Payment”) and subject to Buyer’s setoff rights under Section 6.08, $2,000,000 will be paid by Buyer to Seller on February 28, 2023 (the “Deferred Payment”), in each case, by wire transfer of immediately available funds to the account(s) specified by Seller to Buyer in writing.
Section 1.05Purchase Price Adjustment. An adjustment amount pursuant to this Section 1.05 (“Purchase Price Adjustment”), if any is due, will be paid by the appropriate Party, in the manner and at the time set forth in this Section 1.05.
(a)Preparation of Closing Date Net Working Capital Statement. Within sixty (60) days after the Closing Date, Seller will prepare and deliver to Buyer a statement of the Closing Net Working Capital (the “Closing Date Net Working Capital Statement”). The Closing Date Net Working Capital Statement will be unaudited but will be prepared in conformity with GAAP in all material respects and otherwise in accordance with Seller’s historical accounting methods, policies, practices and procedures and in accordance with the calculation of the Target Net Working Capital of the InStaff Business set forth on Section 1.05(a) of the Disclosure Schedules (the “Net Working Capital Methodology”).
(b)    Procedure for Objecting to Calculation of Closing Net Working Capital.
(i)On or prior to the sixtieth (60th) calendar day following Seller’s delivery of the Closing Date Net Working Capital Statement, Buyer may give Seller a written notice stating Buyer’s objection to the Closing Date Net Working Capital Statement and Buyer’s calculation of the Closing Net Working Capital. Seller and Seller’s accountants will have reasonable access to the relevant books and records of the InStaff Business, the personnel of Buyer (provided that access to such personnel will be during normal business hours) and all other information reasonably requested by Seller and Seller’s accountants to prepare the Closing Date Net Working Capital Statement. If Buyer provides Seller with written notice of objection with regard to the Closing Date Net Working Capital Statement and Seller’s calculation of the Closing Net Working Capital set forth therein, specifying the items and amounts to which Buyer is objecting within the applicable 60-day period, pursuant to this Section 1.05(b), then Buyer and Seller will attempt to resolve their differences in good faith.
(ii)If Buyer and Seller cannot agree on appropriate changes to be made to the Closing Date Net Working Capital Statement and the calculation of the Closing Net Working Capital within ten (10) calendar days after the delivery of Buyer’s objection notice to the Closing Date Net Working Capital Statement, then Buyer and Seller will submit the Closing Date Net Working Capital Statement, along with the written objections of Buyer and Seller with respect to the Closing Net Working Capital, to the Independent Accounting Firm. Buyer and Seller will request the Independent Accounting Firm to determine only those aspects of the Closing Date Net Working Capital Statement that are in controversy and to make the final determination in accordance with the terms of this Agreement, within thirty (30) calendar days after the request. The determination of any disputed items in the Closing Date Net Working Capital Statement by the Independent Accounting Firm will be within, and limited by, the range comprised of the respective determination of each of the Parties’ calculation with respect to such disputed items. Buyer and Seller will make readily available to the Independent Accounting Firm all relevant books and records, any work papers (including those of the Parties’ respective principal accountants, to the extent permitted by such accountants) relating to the Closing Date Net Working Capital Statement, Section 1.05(a) of the Disclosure Schedules and the objections of Buyer and Seller and all other items reasonably requested by the Independent Accounting Firm in connection therewith. The fees and disbursements of the Independent Accounting Firm will be borne by Seller and Buyer in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. The resolution of the dispute pursuant to this Section 1.05 and the calculation of any Purchase Price Adjustment that is the subject of the applicable objection notice (which will be determined by mutual agreement of Seller and Buyer, and, failing such mutual agreement, will be determined by the Independent Accounting Firm) will be final and binding upon the Parties hereto.

(iii)If the Closing Net Working Capital, as finally determined in accordance with this Section 1.05, is greater than the Target Net Working Capital, such excess amount will be paid by Buyer to Seller. If the Closing Net Working Capital, as finally determined in accordance with this Section 1.05, is less than the Target Net Working Capital, such deficit amount will be paid by Seller to Buyer.
(iv)The Purchase Price Adjustment described in this Section 1.05(b) will be paid within five (5) business days after its final determination in accordance with this Section 1.05(b) and will be paid by wire transfer of immediately available funds to the account designated by the payee in writing to the payor.
Section 1.06Allocation of Purchase Price. Seller and Buyer agree that the Purchase Price and the Assumed Liabilities (plus other relevant items) shall be allocated among the Purchased Assets for all Tax purposes in accordance with the methodology set forth on Section 1.06 of the Disclosure Schedules (the “Allocation Schedule”). Any adjustments to the Purchase Price shall be allocated in the manner set forth on the Allocation Schedule.
Section 1.07Non-Assignable Assets.
(a)Notwithstanding anything to the contrary in this Agreement, this Agreement will not constitute a sale, assignment or transfer of any Purchased Asset if such sale, assignment or transfer: (i) violates applicable Law; or (ii) requires the consent or waiver of a Person who is not a Party or an Affiliate of a Party and such consent or waiver has not been obtained prior to the Closing.
(b)Following the Closing, Seller, at its expense, will use commercially reasonable efforts, and Buyer, at its expense, will cooperate in all commercially reasonable respects with Seller, to obtain any such required consent or waiver, or any release, substitution or amendment as promptly as possible; provided, however, that neither Seller nor Buyer will be required to pay any consideration therefor. Once such consent, waiver, release, substitution or amendment is obtained, Seller will sell, assign and transfer to Buyer the relevant Purchased Asset to which such consent, waiver, release, substitution or amendment relates for no additional consideration. Applicable Transfer Taxes in connection with such sale, assignment or transfer will be paid by Buyer in accordance with Section 5.07.
(c)To the extent that any Purchased Asset cannot be transferred to Buyer pursuant to this Section 1.07, Seller will act as Buyer’s agent and use commercially reasonable efforts to obtain for Buyer such arrangements (such as subleasing, sublicensing or subcontracting) to provide to Buyer the economic and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Purchased Asset to Buyer as of the Closing.
Section 1.08Withholding Tax. Notwithstanding any other provision in this Agreement, Buyer shall be entitled to deduct and withhold from any payments to be made under this Agreement to either Seller or any other Person such amounts as Buyer reasonably determines in good faith that it is required to deduct and withhold under any Tax Laws; provided, however, that (i) Buyer will give Seller at least five (5) business days advance notice of any withholding of any amount otherwise payable to Seller, which notice shall include the basis for the proposed deduction or withholding, and Buyer and Seller shall cooperate in good faith to minimize the amount of such withholding or deduction, and (ii) in no event shall any deduction or withholding be made from any amount payable to Seller pursuant to Code section 1445 (and the Treasury regulations promulgated thereunder) if Seller delivers at or prior to Closing an IRS Form W-9. To the extent that amounts are so withheld and timely reported and remitted to the applicable Governmental Authority by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.
ARTICLE II
CLOSING

Section 2.01 Closing. Subject to the terms and conditions of this Agreement, the Closing will take place at the offices of Norton Rose Fulbright US LLP, located at 2200 Ross Avenue, Suite 3600, Dallas, Texas 75201, or via facsimile or portable document format (pdf), no later than two business days after the conditions to Closing set forth in ARTICLE VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time or place or in such manner as Seller and Buyer may mutually agree in writing. The Closing will be effective as of 12:01 a.m. Eastern Time on the Closing Date.
Section 2.02     Closing Deliverables. At the Closing:
(a)Buyer will pay to Seller the Closing Date Payment in accordance with Section 1.04;
(b)Seller will endorse and deliver to Buyer any certificates of title and such other documents and instruments as may be necessary under applicable Law to effect or record the transfer of any Purchased Asset for which ownership is evidenced by a certificate of title, if any, to Buyer and to convey to Buyer good and marketable title in such Purchased Assets, free and clear of any Liens, other than Permitted Liens;
(c)Seller will execute and deliver to Buyer a Bill of Sale conveying the Purchased Assets to Buyer, which is attached hereto as Exhibit A (the “Bill of Sale”);
(d)Buyer and Seller will execute and deliver to each other an Assignment and Assumption Agreement evidencing the assumption by Buyer of the Assumed Liabilities, which is attached hereto as Exhibit B (the “Assignment and Assumption Agreement”);
(e)Seller will execute and deliver to Buyer a Trademark Assignment Agreement conveying the Trademarks of Seller used in the InStaff Business as set forth therein to Buyer, which is attached hereto as Exhibit C (the “Trademark Assignment”);
(f)Seller will execute and deliver to Buyer a Domain Name Assignment Agreement conveying the Domain Names of Seller used in the InStaff Business as set forth therein to Buyer, which is attached hereto as Exhibit D (the “Domain Name Assignment”);
(g) evidence satisfactory to Buyer, such as customary payoff letters, to evidence the release of any and all Liens on the Purchased Assets, other than Permitted Liens;

(h)Buyer and Seller will execute and deliver to each other a shared services agreement pursuant to which Seller will assist Buyer for a period of time following the Closing with the integration of the InStaff Business and transfer of customer relationships, which is attached hereto as Exhibit E (the “Shared Services Agreement”);
(i)Buyer and Seller will execute and deliver to each other Lease Assignment and Assumption Agreements with respect to the lease agreements, for the Leased Real Property in form and substance reasonably satisfactory to Buyer and Seller (collectively, the “Lease Assignment Agreements”), which includes the consent of the respective landlords of the Leased Real Property;
(j)Seller will deliver to Buyer (i) IRS Form W-9, and (ii) Texas Comptroller Form 01-917, Statement of Occasional Sale;
(k)Seller will deliver to Buyer a certificate of an officer of Seller certifying as to (A) the resolutions of the board of directors of Seller, which authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and (B) the names and signatures of the officers of Seller authorized to sign this Agreement and the other Transaction Documents;
(l)Seller will deliver to Buyer an executed acknowledgement and consent agreements, in form and substance reasonably acceptable to Buyer, for each of the Assumed Contracts as set forth on Section 2.02(l) of the Disclosure Schedules;
(m)Buyer will deliver to Seller a certificate of an officer of Buyer certifying as to (A) the resolutions of the board of directors of Buyer, which authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and (B) the names and signatures of the officers of Buyer authorized to sign this Agreement and the other Transaction Documents;
(n)Seller will deliver to Buyer the certificate of an officer of Seller required by Section 7.02(d);
(o)Buyer will deliver to Seller the certificate of an officer of Buyer required by Section 7.03(d);
(p)Buyer will deliver to Seller evidence reasonably satisfactory to Seller that Buyer has obtained, effective as of the Closing, insurance coverage reasonably necessary to operate the InStaff Business in the ordinary course of business post-Closing, including workers compensation, general liability, and automobile insurance; provided, that, for the avoidance of doubt, Buyer will ultimately remain responsible for determining in its sole discretion what insurance coverage is sufficient; and
(q)Seller will deliver to Buyer such other documents, instruments and certificates of transfer as Buyer may reasonably request in order to convey to Buyer all right, title and interest in and to the Purchased Assets as contemplated by this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Disclosure Schedules, Seller represents and warrants to Buyer that the statements contained in this ARTICLE III are true and correct as of the date hereof.

Section 3.01    Organization and Authority of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller is duly authorized, qualified or licensed to do business and is in good standing in each state or other jurisdiction in which Seller’s assets are located and in each other material state or jurisdiction in which the InStaff Business as presently conducted makes such qualification necessary. Seller has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement and the Transaction Documents constitute legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Equitable Principles”).
Section 3.02    No Conflicts or Consents. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or breach any provision of the certificate of incorporation, bylaws or other governing documents of Seller; (b) violate or breach any provision of any Law or Governmental Order applicable to Seller, the InStaff Business or the Purchased Assets; (c) except as set forth in Section 3.02 of the Disclosure Schedules and subject to Section 1.07, require the consent, notice or other action by any Person under, conflict with, violate or breach, constitute a default under or relieve any Person of any obligation to Seller or give any Person the right to terminate or accelerate any obligation under any Assumed Contract; (d) result in the creation of any Lien on the Purchased Assets other than Permitted Liens, or (e) require any consent, approval, permit, Governmental Order, filing or notice from, with or to any Governmental Authority by or with respect to Seller in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.
Section 3.03    Financial Information.
(a)Copies of the financial statements consisting of the balance sheet of the InStaff Business for Seller’s fiscal years 2020 and 2021 and the related statements of income (collectively, the “Financial Statements”) are included in Section 3.03 of the Disclosure Schedules. The Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods involved. The Financial Statements fairly present in all material respects the financial condition of the InStaff Business as of the respective dates they were prepared and the results of the operations of the InStaff Business for the periods indicated. For the purposes of this Agreement, the balance sheet of the InStaff Business as of January 23, 2022, is referred to herein as the “Latest Balance Sheet.”
(b)Seller does not have any Liabilities with respect to the InStaff Business of a type required to be reflected in financial statements prepared in accordance with GAAP, except for: (i) Liabilities adequately reflected or reserved against on the Latest Balance Sheet; (ii) Liabilities incurred in the ordinary course of business consistent with past practice, after the date of the Latest Balance Sheet; and (iii) performance of obligations under agreements entered into by Seller in the ordinary course of the InStaff Business, consistent with past practice.
(c)All trade accounts receivable that are reflected in the Financial Statements represent valid obligations arising from bona fide services actually performed by Seller or on its behalf in the ordinary course of the InStaff Business. Any reserves with respect to Seller’s trade accounts receivables reflected in the Financial Statements have been calculated consistent with past practice in the ordinary course of business consistent with past practice.
Section 3.04    Absence of Material Adverse Effect. Except as expressly contemplated by this Agreement or as set forth on Section 3.04 of the Disclosure Schedules, from the date of the Latest Balance Sheet until the date of this Agreement, Seller has operated the InStaff Business in the ordinary course of business in all material respects and there has not been any Material Adverse Effect.
Section 3.05    Assumed Contracts. Except with respect to any Assumed Contract that is a Customer Contract, Temporary Personnel Contract, or Business Contract, which are subject to the representations and warranties in Section 3.17 and for which no representation or warranty by this Section 3.05 is given, (a) each Assumed Contract is valid and binding on Seller in accordance with its terms and is in full force and effect except as such enforceability may be limited by Equitable Principles, (b) neither Seller nor to Seller’s Knowledge, any other party thereto is in breach of or default under any Assumed Contract in any material respect, or has provided or received any written notice of any intention to terminate such Assumed Contract, (c) no event or circumstance has occurred to Seller’s Knowledge that would result in a termination of any Assumed Contract, (d) complete and correct copies of each Assumed Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to Buyer, and (e) there are no material disputes pending or, to Seller’s Knowledge, threatened under any Assumed Contract.
Section 3.06    Title to Tangible Personal Property. Except as set forth in Section 3.06 of the Disclosure Schedules, Seller has good and valid title to, or a valid leasehold interest in, all Tangible Personal Property included in the Purchased Assets, free and clear of any lien, charge, claim, pledge, security interest or other similar encumbrance (“Lien”), except for Permitted Liens.
Section 3.07    Sufficiency of Assets. Each item of Tangible Personal Property is structurally sound and is adequate for the uses to which it is being put, ordinary wear and tear excepted. The Purchased Assets, together with the Excluded Assets, are sufficient to operate the InStaff Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the InStaff Business as currently conducted.
Section 3.08    Legal Proceedings; Governmental Orders.
(a)Except as set forth in Section 3.08(a) of the Disclosure Schedules, there are no claims, actions, causes of action, demands, lawsuits, arbitrations, audits, suits, investigations or other legal proceedings (collectively, “Actions”) brought by or before any Governmental Authority that are pending or, to Seller’s Knowledge, threatened against Seller relating to or affecting the InStaff Business, the Purchased Assets or the Assumed Liabilities, nor to Seller’s Knowledge, is there any basis for any of the foregoing.

(b)Except as set forth in Section 3.08(b) of the Disclosure Schedules, there are no outstanding Governmental Orders against, relating to or affecting the InStaff Business, the Purchased Assets or the Assumed Liabilities.
Section 3.09    Compliance with Laws; Permits.
(a)Seller is in, and since January 1, 2019, has been in, material compliance with all Laws applicable to the conduct of the InStaff Business as currently conducted and the ownership and use of the Purchased Assets.
(b)Seller owns or possesses from each appropriate Governmental Authority all Permits issued by any Governmental Authority necessary to conduct the InStaff Business as presently conducted. Each such Permit is described in Section 3.09(b) of the Disclosure Schedules. To Seller’s Knowledge, no loss or expiration of any such Permit is pending, other than expiration in accordance with the terms thereof.
Section 3.10    Taxes. Except as set forth in Section 3.10 of the Disclosure Schedules, or as would not have a Material Adverse Effect:
(a)Seller has duly and timely filed all material Tax Returns required to be filed with the appropriate Governmental Authority with respect to the InStaff Business and the Purchased Assets, and all such Tax Returns (including any amended returns, if applicable) are true, correct and complete in all material respects and have been prepared in material compliance with applicable Law. Seller has complied in all material respects with all Laws relating to Tax information reporting with respect to the InStaff Business and the Purchased Assets. All material Taxes payable by Seller with respect to the InStaff Business and the Purchased Assets, whether or not shown as due on any Tax Return, have been fully and timely paid. No written claim has been received by Seller from a Governmental Authority in a jurisdiction where Seller does not file Tax Returns with respect to the InStaff Business and the Purchased Assets that Seller is or may be subject to taxation by, or required to file material Tax Returns in, that jurisdiction. Seller has (i) withheld all material Taxes required to have been withheld by it with respect to the InStaff Business and the Purchased Assets in connection with amounts paid or owed to any employee or independent contractor, creditor, member, or other party; and (ii) remitted such Taxes to the appropriate Governmental Authority in accordance with applicable Law. Seller has collected all material sales, use and other similar Taxes required to be collected by it with respect to the InStaff Business and the Purchased Assets, and has remitted such Taxes in the manner prescribed by Law. No dispute, audit, inquiry, investigation, proceeding or written claim concerning Taxes or Tax Returns of or relating to the InStaff Business and the Purchased Assets is pending, and Seller has not received any written notice from any Governmental Authority that it intends to conduct any such audit, inquiry, investigation, proceeding or claim. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes due from Seller with respect to the InStaff Business and the Purchased Assets for any taxable period prior to Closing and no written request for any such waiver or extension is currently pending.
(b)There are no Liens for Taxes upon the Purchased Assets, except for Permitted Liens.

(c)No power of attorney granted by Seller with respect to any Tax matter is currently in force that would, in any manner, bind, obligate, or restrict Buyer after Closing.
(d)Seller has not executed or entered into any Tax related agreement with, or obtained any Tax related consents or clearances from, any Governmental Authority, or been subject to any Tax related ruling guidance specific to Seller, with respect to the InStaff Business and the Purchased Assets, and no such agreement, consent, clearance or ruling is pending (excluding, in each case, any Tax clearance certificates that Buyer may request pursuant to Section 2.2(q)).
Section 3.11    Customers. Set forth on Section 3.11 of the Disclosure Schedules is a complete list of the twenty-five largest customers of the InStaff Business on a revenue basis for each of Seller’s 2020 and 2021 fiscal years (the “Material Customers”), which list indicates the amount of revenues attributable to each Material Customer during such fiscal years. None of the Material Customers has notified Seller in writing of any intention or, to the Knowledge of Seller, threatened to terminate or materially reduce its relationship with the InStaff Business. There has been no material dispute or material disagreement with a Material Customer since the beginning of Seller’s 2020 fiscal year.
Section 3.12    Intellectual Property Rights. Set forth on Section 3.12 of the Disclosure Schedules is a complete list of all Intellectual Property (other than software licenses involving unmodified, commercially available, “off-the-shelf” software products under standard end-user object code license agreements) that is material to or used in the InStaff Business as currently conducted. Seller has the right to use all Intellectual Property used by Seller in connection with the operation of the InStaff Business without infringing on or otherwise acting adversely to the rights or claimed rights of any Person, and Seller is not obligated to pay any royalty or other consideration to any Person in connection with the use of any such Intellectual Property. All Intellectual Property included within the Purchased Assets is fully transferable to Buyer without any material modification or payment. The operation of the InStaff Business has not and does not, in any material respect, infringe or violate any Intellectual Property rights of other Persons, and, to Seller’s Knowledge, no other Person is infringing or violating on the rights of Seller in any of its Intellectual Property. Seller has the right to use all trade names, domain names, email addresses and logos used by Seller in connection with the InStaff Business.
Section 3.13    Leased Real Property. Set forth in Section 3.13 of the Disclosure Schedules is (i) a complete list of the street address of all real property leased by Seller and used in connection with the InStaff Business (the “Leased Real Property”), and (ii) for each Leased Real Property, the amount of rent deposits (the “Rent Deposits”) paid by Seller to the respective landlords, which amounts shall be added to the calculation of the Purchase Price to be paid by Buyer to Seller at Closing, in accordance with Section 1.04 hereof. Seller does not own any real property. To the Knowledge of Seller, the Leased Real Property is zoned for a classification that permits the continued use of the Leased Real Property in the manner currently used by Seller. To the knowledge of Seller, no fact or condition exists that would result in the discontinuation of necessary utilities or services to the Leased Real Property or the termination of current access to and from the Leased Real Property.
Section 3.14    Employee Matters.
(a)Section 3.14(a)(i) of the Disclosure Schedules sets forth a true and complete list of each executive and staff employee of the InStaff Business (collectively, the “Staff Employees”), the exempt or non-exempt classification of each Staff

Employee, and the name, title or job description for each Staff Employee. Seller has provided Buyer with a list of the base salary, commission and bonus amounts for fiscal year 2021 (if any) of each Staff Employee. Seller has made available to Buyer a true and complete list of each temporary personnel used by Seller in connection with the InStaff Business as of February 3, 2022 (collectively, the “Temporary Personnel”).
(b)Seller does not have any collective bargaining, union or labor Contracts with any group of Staff Employees or Temporary Personnel, labor union or employee representative and, to Seller’s Knowledge, there is no organizational effort currently being made by or on behalf of any labor union with respect to the Staff Employees or Temporary Personnel. Except as set forth in Section 3.14(b) of the Disclosure Schedules, Seller has not experienced, any strike, material labor trouble, work stoppage, slow down or other interference with or impairment of the InStaff Business.
Section 3.15    Employee Benefit Plans.
(a)Set forth in Section 3.15(a) of the Disclosure Schedules is a complete and correct list of all “Employee Benefit Plans” that are material to the InStaff Business. The term “Employee Benefit Plan” means any (a) “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), as well as (b) all agreements, plans or policies providing for fringe or other benefits and each other bonus, incentive compensation, deferred compensation, change in control, profit sharing, stock purchase, severance, retirement, health, life, accidental death and dismemberment, disability, group insurance, employment, stock option, stock purchase, stock appreciation right, phantom stock, performance share, supplemental unemployment, layoff, or consulting or other plan, agreement or policy, which provides benefits or compensation to any employee or former employee or independent contractor (who is a natural person) of Seller who is or was employed or engaged in the InStaff Business or any dependent thereof. Seller has provided to Buyer a true and complete copy of each Employee Benefit Plan that covers any Staff Employee or Temporary Personnel or any dependent thereof, all amendments thereto, and the most recently disseminated summary plan description for each Employee Benefit Plan.
(b)Except as set forth on Section 3.15(b) of the Disclosure Schedule the execution and performance of this Agreement will not (i) constitute a stated triggering event under any Employee Benefit Plan that will result in any payment (whether of severance pay or otherwise) becoming due, (ii) accelerate the time of payment or vesting or increase the amount of compensation due under any Employee Benefit Plan or (iii) cause any individual to accrue or receive additional benefits, service or accelerated rights to payment of benefits under any Employee Benefit Plan.
(c)The execution and performance of this Agreement will not give rise to a change in the ownership or effective control of a corporation or in the ownership of a substantial portion of the assets of a corporation within the meaning of, and for purposes of, Section 280G of the Code.
Section 3.16    Environmental Matters. Seller has conducted the InStaff Business in compliance with all applicable Environmental Laws, including holding and complying with any Permits required pursuant to Environmental Laws. Seller has not received any written notices, demand letters or requests for information from any Governmental Authority indicating that Seller may be in violation of, or liable under, any Environmental Law in connection with the InStaff Business or the Purchased Assets and, to Seller’s Knowledge, there are no facts, conditions or circumstances that would reasonably be expected to give rise to any such written notices or demand letters. To Seller’s Knowledge, no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law on, to or from any Leased Real Property by any third Person or as a result of any activity of Seller in the operation of the InStaff Business.
Section 3.17    Material Contracts.
(a)Section 3.17(a)(i) of the Disclosure Schedules lists each Contract between Seller and each Material Customer pursuant to which Seller provides employment or staffing services relating to the InStaff Business (collectively, the “Customer Contracts”). Section 3.17(a)(ii) of the Disclosure Schedules lists each Contract between Seller and the Temporary Personnel (collectively, the “Temporary Personnel Contracts”).
(b)Section 3.17(b) of the Disclosure Schedules lists the following Contracts, other than the Contracts entered into with the customers of the Seller (collectively, the “Business Contracts”) to which Seller or its Affiliates is a party and that relate to the InStaff Business, which is not listed in Section 3.17(a) of the Disclosure Schedules: (i) Contracts the performance of which involves aggregate consideration to or from Seller or any of its subsidiaries in excess of $50,000 per annum; (ii) lease agreements for each Leased Real Property; (iii) Contracts evidencing, securing or otherwise relating to any Indebtedness for which Seller is, directly or indirectly, liable; (iv) capital or operating leases or conditional sales Contracts relating to vehicles, equipment or other assets of Seller the performance of which involves consideration in excess of $25,000; (v) Contracts pursuant to which Seller is obligated to either acquire any assets from, or sell any assets to, a third Person the performance of which involves consideration in excess of $50,000; and (vi) employment, consulting, noncompetition, non-solicitation, separation, collective bargaining, union or labor Contracts.
(c)Seller has delivered to Buyer a true and complete copy of each Customer Contract, Temporary Personnel Contract and Business Contract. Assuming the due authorization, execution and delivery by each other party thereto, each Customer Contract, Temporary Personnel Contract and Business Contract is valid, binding and in full force and effect and enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar Laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in an Action at law or in equity). Seller has performed its obligations under each Customer Contract, Temporary Personnel Contract and Business Contract in all material respects, and there exists no material breach or material default (or an event that with notice or lapse of time, or both, would constitute a material breach or material default) on the part of Seller, or to Seller’s knowledge on the part of any other party thereto, under any Customer Contract, Temporary Personnel Contract or Business Contract. Seller has not received any written notice of termination, default or intention of materially reducing such relationship under any Customer Contract, Temporary Personnel Contract or Business Contract by the other part(ies) thereto.
Section 3.18    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Seller.

Section 3.19    No Other Representations and Warranties. Except for the representations and warranties contained in this ARTICLE III (including the related portions of the Disclosure Schedules), the other Transaction Documents and the Closing Certificates furnished by Seller to Buyer, neither Seller nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, including any representation or warranty as to the accuracy or completeness of any information, documents or material regarding the InStaff Business and the Purchased Assets furnished or made available to Buyer and its Representatives in any form (including any information, documents, or material made available to Buyer in any virtual data room maintained on behalf of Seller for purposes of the transactions contemplated by this Agreement or any management presentations made in expectation of such transactions), or as to the future revenue, profitability, or success of the InStaff Business, or any representation or warranty arising from statute or otherwise in Law; provided, however, that nothing herein or elsewhere in this Agreement will limit any remedy Buyer may have for Fraud.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller that the statements contained in this ARTICLE IV are true and correct as of the date hereof.
Section 4.01    Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any other Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement and the Transaction Documents constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by the Equitable Principles.
Section 4.02    No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or breach any provision of the certificate of incorporation, bylaws or other governing documents of Buyer; (b) violate or breach any provision of any Law or Governmental Order applicable to Buyer; (c) require the consent, notice or other action by any Person under, conflict with, violate or breach, constitute a default under or relieve any Person or any obligation to Buyer or give any Person the right to terminate or accelerate any obligation under any agreement to which Buyer is a party; or (d) require any consent, approval, permit, Governmental Order, filing or notice from, with or to any Governmental Authority by or with respect to Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.
Section 4.03    Solvency; Sufficiency of Funds. Immediately after giving effect to the transactions contemplated hereby, Buyer and Guarantor, taken as a whole, will be solvent and will: (a) be able to pay its debts as they become due; and (b) own assets that have a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all Liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Buyer or Seller. In connection with the transactions contemplated hereby, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.
Section 4.04    Legal Proceedings. There are no Actions brought by or before any Governmental Authority or Governmental Orders pending or, to Buyer’s knowledge, threatened against or by Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.
Section 4.05    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Buyer.
Section 4.06    Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the InStaff Business and the Purchased Assets, and acknowledges that it has been provided access to the personnel, properties, assets, premises, books and records and other documents and data of Seller for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely and exclusively upon its own and its Representatives’ investigation and the express representations and warranties of Seller set forth in ARTICLE III of this Agreement (including related portions of the Disclosure Schedules); and (b) neither Seller nor any other Person has made any representation or warranty as to Seller, the InStaff Business, the Purchased Assets or this Agreement, except as expressly set forth in ARTICLE III of this Agreement (including the related portions of the Disclosure Schedules).
Section 4.07    No Other Representations and Warranties. Except for the representations and warranties contained in this ARTICLE IV, the other Transaction Documents and the Closing Certificates, neither Buyer nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer with respect to this Agreement and the transactions contemplated hereby, including any representation or warranty arising from statute or otherwise in Law; provided, however, that nothing herein or elsewhere in this Agreement will limit any remedy Seller may have for Fraud.
ARTICLE V
COVENANTS
Section 5.01    Transferred Staff Employees.
(a)Effective as of the Closing Date (the “Employee Transfer Date”), Buyer or an Affiliate of Buyer (as applicable, a “Hiring Entity”) will offer employment to all Staff Employees. A Staff Employee of the InStaff Business to whom an offer of employment is made by a Hiring Entity and who accepts such offer will become a staff employee of the applicable Hiring Entity on the day such person reports, if at all, to work for the applicable Hiring Entity (such a staff employee is hereinafter referred to as a “Transferred Staff Employee”). Buyer will, or will cause its Affiliates to, offer each Transferred Staff Employee (i) a base salary or hourly wages which are no less than the base salary or hourly wages provided by Seller to such Transferred Staff Employee immediately prior to the Closing and (ii) welfare benefits that are no less favorable in the aggregate to those provided by the applicable Hiring Entity to its similarly situated employees (excluding the Transferred Staff Employees for purposes of this comparison), if any.
(b)The Transferred Staff Employees shall continue to be eligible to participate in the Seller group health and welfare benefit plans determined by mutual agreement of the Parties prior to Closing (the “Transition Benefit Plans”), on the same terms and conditions as in effect immediately prior to the Closing, for the period (the “Benefits Transition Period”) that begins immediately following the Closing and ends on (and includes) the later of (A) the last day of the calendar month in which the Closing Date occurs and (B) if the Transferred Staff Employees, as a result of any waiting periods or plans not being in effect, do not become immediately eligible to participate in any group health and welfare benefit plans of the applicable Hiring Entity that are analogous to the Transition Benefit Plans, the earlier of (i) the date on which the Transferred Staff Employees do become so eligible and (ii) the ninetieth (90th) day following the Closing Date. Seller will remain liable for all eligible claims for benefits under the Employee Benefit Plans (other than the Transition Benefit Plans) that are incurred by the Transferred Staff Employees. Buyer shall reimburse Seller for (i) with respect to fully insured plans, the monthly premium cost for coverage of the Transferred Staff Employees and their beneficiaries under the Transition Benefit Plans for coverage during the Benefits Transition Period, prorated for partial calendar months and (ii) with respect to self-insured plans, (A) payments and reimbursements by Seller of eligible claims for benefits that are incurred by the Transferred Staff Employees and their beneficiaries under the Transition Benefit Plans during the Benefits Transition Period regardless of whether the claims are submitted by a Transferred Staff Employee (or his or her beneficiary) for payment or reimbursement during the Benefits Transition Period or after the Benefits Transition Period at a time when eligible claims incurred during the Benefits Transition Period may be submitted in accordance with the applicable plan terms (a “Claims Run-Off Period”), and (B) the portion of any stop-loss insurance premiums, third-party administrative fees and similar costs incurred by Seller in respect of the Transferred Staff Employees and their beneficiaries under the Transition Benefit Plans for coverage during the Benefits Transition Period. Seller shall notify Buyer of such amounts when incurred, and Buyer shall make payment to Seller for such amounts promptly upon receipt of notice from Seller. For the avoidance of doubt, this Section 5.01(b) does not require Buyer to reimburse Seller for any claims incurred prior to the Benefits Transition Period but not submitted for payment or reimbursement until during or after the Benefits Transition Period.
(c)Seller shall cash-out the accrued vacation and paid time-off of all employees of the InStaff Business (including Transferred Staff Employees and Temporary Personnel) no later than promptly following the termination of such employees’ employment with Seller.
(d)Seller shall provide continuation coverage under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Law (“COBRA”) to each individual who is, in connection with the transactions contemplated by this Agreement, an “M&A qualified beneficiary” (within the meaning of Treasury Regulation Section 54.4980B-9).
(e)This Section 5.01 will be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 5.01, express or implied, will confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.01. Nothing contained herein, express or implied, will be construed to establish, amend or modify, or prohibit the amendment or termination of, any benefit plan, program, agreement or arrangement. The Parties acknowledge and agree that the terms set forth in this Section 5.01 will not create any right in any Transferred Staff Employee or any other Person to any continued employment with Buyer or any of its Affiliates or compensation or benefits of any nature or kind whatsoever.
Section 5.02    Confidentiality. For a period of five years from and after the Closing, Seller shall, and shall cause its Affiliates to, hold, and shall instruct its Representatives to hold, in confidence any and all information, whether written or oral, concerning the InStaff Business or Purchased Assets, except to the extent that such information (a) is generally available to and known by the public through no violation of Seller or any of its Affiliates or their respective Representatives of this Section 5.02; or (b) is lawfully acquired by Seller, any of its Affiliates or their respective Representatives after the Closing from sources which are not, to Seller’s Knowledge, prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or any of its Affiliates or their respective Representatives is requested or required to disclose any information by judicial or administrative process or by other requirements of Law, such Seller or Affiliate shall promptly notify Buyer in writing and shall disclose only that portion of such information which such Seller or Affiliate is advised by its counsel is legally required to be disclosed, provided, that such Seller or Affiliate shall use commercially reasonable efforts to first notify Buyer to allow Buyer to obtain, at Buyer’s sole expense, an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information and provided further that no such notification requirement shall apply with regard to disclosure required pursuant to United States Securities Exchange Commission or New York Stock Exchange rules. Buyer acknowledges and agrees that the confidentiality agreement, dated as of September 28, 2021, between Buyer and Seller remains in full force and effect, and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of such confidentiality agreement, information provided to Buyer pursuant to this Agreement.
Section 5.03    Seller Non-Competition and Non-Solicitation. Seller acknowledges and agrees that there exists valid and sufficient consideration and covenants to Buyer that during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date (the “Non-Competition Period”), Seller shall not, and shall cause its Affiliates not to, without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, directly or indirectly, in any manner (whether as an owner, shareholder, officer, director, partner, manager, employee, independent contractor, consultant or otherwise), except on behalf of, or for the benefit of, Buyer:
(i)engage or participate in the business of providing light industrial staffing solutions anywhere in the United States (the “Non-Compete Territory”);
(ii)solicit, place, market, service, accept, aid, consult or otherwise do business with respect to providing light industrial staffing solutions with any customer that has done business with the InStaff Business in the Non-Compete Territory during the two-year period preceding the Closing Date or to persuade any such customer of the InStaff Business in the Non-Compete Territory to purchase any light industrial staffing services from any Person other than Buyer in the Non-Compete Territory; or
(iii)solicit for employment or other services, or employ (including to retain, engage or conduct business with) or attempt to employ, assist anyone else to employ or attempt to employ or engage as a consultant or otherwise any Transferred Staff Employee or any Temporary Personnel to provide light industrial staffing services or leave his or her employment or engagement with the InStaff Business or Buyer; provided, however that this Section 5.03(iii) shall not restrict any general solicitations for employment, not specifically targeting such Persons or hiring any Person who responses to such a general solicitation or soliciting or hiring any such Person who has ceased to be an employee of or an independent contractor with the InStaff Business.
(b)Notwithstanding the foregoing to the contrary, nothing in this Section 5.03 shall prevent Seller from (i) engaging in non-light industrial staffing services, including, for the avoidance of doubt, real estate and professional staffing services (the “Permitted Businesses”), soliciting or doing business with customers with regard to any Permitted Business or soliciting, accepting employment with or contracting with any Person with respect to any Permitted Business (provided Seller or any Affiliate of Seller do not solicit, encourage or persuade any such Person to terminate or modify such Person’s relationship with the InStaff Business or Buyer, or (ii) owning less than 1% of the equity of any corporation traded on any national, international or regional stock exchange or in the over-the-counter market. Further, subject to the last sentence of this Section 5.03(b), the Parties agree that it would be unreasonable for Buyer to withhold, condition or delay its consent to Seller or its Affiliates acquiring any business that provides ancillary light industrial staffing outside of a 100-mile radius of any of Seller’s leased locations (existing as of the Closing Date) and continuing to engage in such ancillary business following the closing of such transaction. The Parties expressly agree, however, that Buyer may withhold, condition or delay its consent with respect to a proposed transaction of Seller or its Affiliates that involves an ancillary light industrial business whose revenues represent fifteen percent or more or $20,000,000 or more of the revenues of the company that Seller proposes to acquire, in each case, with respect to such company’s latest completed fiscal year.
(c)Seller acknowledges that: (i) the InStaff Business and the industry in which Seller and Buyer compete is highly competitive and (ii) Seller has participated in the solicitation and servicing of customers through which, among other things, Seller has obtained and will continue to obtain knowledge of the “know-how” and business practices of the InStaff Business in the Non-Compete Territory, in which matters Buyer will have a substantial proprietary interest following the consummation of the transactions contemplated hereunder. Seller further acknowledges that Seller had and has personal relationships with the customers of the InStaff Business and a knowledge of those customers’ affairs and requirements. Seller consequently agrees that it is a legitimate interest of Buyer, and reasonable and necessary for the protection of the confidential information, goodwill and business of Buyer, which is valuable to Buyer, that Seller makes the covenants contained herein and that Buyer would not have entered into this Agreement unless the covenants set forth in this Section 5.03 were contained in this Agreement. The parties acknowledge and agree that the non-compete and non-solicitation obligations assumed by Seller (i) are a material and essential element of this

Agreement; and (ii) directly influenced the determination of the Purchase Price, which the parties deem to be sufficient and fair consideration for the non-compete and non-solicitation obligations set forth herein.
(d)Seller acknowledges and agrees that all the conditions and restrictions established in this Section 5.03 are reasonable, taking into account the circumstances surrounding this Agreement. Seller further acknowledges and agrees that Buyer would be irreparably damaged if Seller breaches, or threatens to commit a breach of, any of the covenants set forth in this Section 5.03 (the “Restrictive Covenants”) and that any such breach or threatened breach could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which Buyer may be entitled, at law or in equity, it shall be entitled to have the Restrictive Covenants specifically enforced against Seller by any court of competent jurisdiction, including immediate temporary, preliminary and permanent injunctive relief and, to the extent permitted by law, without the necessity of furnishing any bond or other undertaking.
(e)If any court of competent jurisdiction at any time deems the Restrictive Covenants, or any part hereof, unenforceable because of the duration or geographical scope of such provisions, the other provisions of this Section 5.03 will nevertheless stand and, to the full extent consistent with law, continue in full force and effect; it is the intention and desire of the parties that the court treat any provisions of this Agreement which are not fully enforceable as having been modified to the extent deemed necessary by the court to render them reasonable and enforceable, and that the court enforce them to such extent.
Section 5.04    Public Announcements. Unless otherwise required by applicable Law, no Party to this Agreement will make any public announcements in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the other Party (which consent will not be unreasonably withheld, conditioned or delayed), and the Parties will cooperate as to the timing and contents of any such announcement.
Section 5.05    [Reserved].
Section 5.06    Bulk Sales Laws. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.
Section 5.07    Tax Matters.
(a)All sales, use, excise, transfer, recording, stamp, conveyance, value added, or similar Taxes resulting from the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) will be borne by Buyer. Buyer and the Seller will reasonably cooperate to minimize any such Transfer Taxes to the extent permitted by applicable Law. Buyer and Seller will each prepare and file such Tax Returns as such Party may be obligated by Law to prepare and file to report and/or pay any Transfer Taxes. If Seller is obligated to remit any Transfer Taxes to a Governmental Authority, the Buyer will pay to Seller such Transfer Taxes at least two business days prior to the due date for such Transfer Taxes.

(b)For purposes of this Agreement, in the case of Taxes for a Straddle Period, such Taxes shall be allocated to the Pre-Closing Tax Period portion of the Straddle Period as follows: (i) in the case of property, ad valorem Taxes or other similar Taxes that are imposed on a periodic basis or otherwise measured by the level of any item, such Taxes shall be allocated ratably on a per diem basis; and (ii) in the case of any other Tax (including, Taxes based on or measured by income or receipts, or imposed in respect of specific transactions (including, employment, withholding, sales, use, value added, goods and services and other similar Taxes)), be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date. Taxes allocated to a Pre-Closing Tax Period (whether relating to a Straddle Period or otherwise) shall be determined without regard to any loss, credit, or tax attribute of Buyer or its Affiliates for any Tax period or any loss, credit, or other tax attribute of the Purchased Assets or InStaff Business arising in a period (or portion thereof) commencing after the Closing Date.
(c)Buyer and Seller shall provide reasonable cooperation, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of any Tax Return or claim for any Tax refund and any audit, exam, litigation or other proceeding with respect to Taxes imposed on or with respect to the Purchased Assets or the InStaff Business for Pre-Closing Tax Periods. Such cooperation shall include the retention and the provision of records and information and powers of attorney that are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller shall each use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to or as a result of the transactions contemplated hereunder.
Section 5.08    Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement, as set forth in Section 5.08 of the Disclosure Schedules, or consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall (x) conduct the InStaff Business in the ordinary course of business consistent with past practice; and (y) use commercially reasonable efforts to maintain and preserve intact the current InStaff Business organization, operations and franchise and to preserve the rights, franchises, goodwill and relationships of their employees, customers, suppliers, lenders, vendors, regulators and others having relationships with the InStaff Business. Without limiting the foregoing, from the date hereof until the Closing Date, Seller shall use commercially reasonable efforts to:
(a)Seller shall use commercially reasonable efforts to, as it relates to the InStaff Business and the Purchased Assets:
(i)preserve and maintain in good standing all Permits required for the conduct of the InStaff Business as currently conducted or the ownership and use of the Purchased Assets;
(ii)in the ordinary course and consistent with past practice, pay the debts, Taxes and other obligations of the InStaff Business when due, excluding Taxes that are being contested in good faith through appropriate proceedings;

(iii)maintain the properties and assets included in the Purchased Assets in substantially the same condition as they were on the date of this Agreement, subject to normal wear and tear;
(iv)continue in full force and effect without modification all insurance policies or substantially equivalent insurance policies, except as required by applicable Law;
(v)defend and protect the properties and assets included in the Purchased Assets from infringement or usurpation;
(vi)perform all of its material obligations under all Assumed Contracts;
(vii)maintain the books and records of Seller in a manner consistent with past practice;
(viii)not accelerate, terminate, materially modify or cancel any Assumed Contract or Permit;
(ix)comply in all material respects with all Laws applicable to the conduct of the InStaff Business or the ownership and use of the Purchased Assets;
(x)(A) not grant of any bonuses, whether monetary or otherwise or increase in any wages, salary, severance, pension or other compensation or benefits in respect of any current or former employees, officers, directors, independent contractors or consultants of the InStaff Business, other than as provided for in any written agreements in effect as of the date hereof or required by applicable Law, required by any client contracts and the cost of which shall be borne by clients or in the ordinary course of business, consistent with past practices; provided, that Seller will consult with and obtain Buyer’s prior written consent (not to be unreasonably withheld) prior to implementing any ordinary course of business compensation changes, (B) not take any action that terminates or materially affects any Transferred Staff Employee’s status as employee of Seller prior to the Closing (other than as a result of “Cause” or other violation of Seller’s employment policies);
(xi)not adopt any plan of merger, consolidation, reorganization, liquidation or dissolution or consent to the filing of a petition in bankruptcy under any provisions of any bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law; or
(xii)not take or permit any action that would cause any of the changes, events or conditions described in Section 3.04 to occur.
Section 5.09    Notification. Between the date hereof and the Closing, each Party will promptly notify the other Parties of the occurrence of any event that would reasonably be expected to make the satisfaction of one or more of the conditions in Section 7.02 or Section 7.03, as applicable, impossible or unlikely; provided that the delivery of any notice pursuant to this Section 5.09 will not limit or otherwise affect the remedies available hereunder to the Party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the Parties prior to Closing.

Section 5.10    Further Assurances. Following the Closing, each Party will, and will cause its respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably necessary or required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the other Transaction Documents.
ARTICLE VI
INDEMNIFICATION
Section 6.01    Indemnification by Seller. Subject to the other terms and conditions of this ARTICLE VI, Seller will indemnify and defend Buyer, its Affiliates and their respective Representatives and successors and assigns against, and will hold each of them harmless from and against, any and all claims, losses, damages, Liabilities, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees (collectively, “Losses”), incurred or sustained by Buyer based upon, arising out of or related to:
(a)any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or in any Closing Certificate delivered by Seller;
(b)any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement; or
(c)any Excluded Asset or any Excluded Liability.
Section 6.02    Indemnification by Buyer. Subject to the other terms and conditions of this ARTICLE VII, Buyer will indemnify and defend Seller, its Affiliates and their respective Representatives and successors and assigns against and hold each of them harmless from and against, any and all Losses incurred or sustained by Seller based upon, arising out of or related to:
(a)any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or in any Closing Certificate delivered by Buyer;
(b)any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement; or
(c)any Assumed Liability.
Section 6.03    Survival. The representations and warranties contained herein will survive the Closing and will remain in full force and effect until the date that is eighteen (18) months after the Closing Date; provided, however, that the Fundamental Representations and the representations made pursuant to Section 3.10 (Taxes), Section 3.15 (Employee Benefit Plans), and Section 3.16 (Environmental Matters) will survive the Closing and will remain in full force and effect until the date of the expiration of the applicable statute of limitations with respect to the matters contained therein plus sixty (60) days. The covenants and other agreements contained in this Agreement will survive the Closing Date until performance is complete or they otherwise expire, whether by their express terms or as a matter of applicable Law. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period will not thereafter be barred by the expiration of such survival period and such claims will survive until finally resolved.

Section 6.04    Certain Limitations. The Party making a claim under this ARTICLE VI is referred to as the “Indemnified Party,” and the Party against whom such claims are asserted under this ARTICLE VI is referred to as the “Indemnifying Party.” The indemnification provided for in Section 6.01 and Section 6.02 will be subject to the following limitations:
(a)The Indemnifying Party will not be liable to the Indemnified Party for indemnification under Section 6.01(a) or Section 6.02(a), as the case may be, until the aggregate amount of all Losses in respect of indemnification under Section 6.01(a) or Section 6.02(a), as the case may be, exceeds $250,000 (the “Deductible”), in which event the Indemnifying Party will only be required to pay or be liable for Losses in excess of the Deductible; provided, however, that the limitation contemplated by this Section 6.04(a) will not be applicable with respect to (A) breaches of the Fundamental Representations, (B) indemnification pursuant to Sections 6.01(b) and (c) or Sections 6.02(b) and (c), or (C) in the event of Fraud.
(b)The aggregate amount of all Losses for which the Indemnifying Party will be liable to the Indemnified Party pursuant to Section 6.01(a) or Section 6.02(a), as the case may be, will not exceed $3,230,000 (the “Indemnification Cap”); provided, however, that the Indemnification Cap will not be applicable with respect (A) to breaches of the Fundamental Representations with respect to which the aggregate amount of Losses for which the Indemnifying Party will be liable to the Indemnified Party will not exceed the Purchase Price, (B) indemnification pursuant to Sections 6.01(b) and (c) or Sections 6.02(b) and (c), for which no limitation shall apply, or (ii) in the event of Fraud, for which no limitation shall apply.
(c)In no event will any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages relating to the breach or alleged breach of this Agreement, except in the event of Fraud or to the extent actually paid to a Governmental Authority or third Person in respect of a Third Party Claim for which indemnification is otherwise required.
(d)Each Party agrees that in the event of any breach giving rise to an indemnification obligation under this ARTICLE VI, such Party will take and cause its Affiliates to take, or cooperate with the other Party, if so requested, in order to take, commercially reasonable measures to mitigate the consequences of the related breach.
(e)Any specific Loss for which an Indemnified Party would otherwise be entitled to indemnification under the terms of this ARTICLE VI will not be an indemnifiable Loss to the extent such Loss is reflected in the calculation of the Purchase Price as finally determined in accordance with Section 1.05 of this Agreement. No Indemnified Party will be entitled to recover Losses or obtain any payment, reimbursement, restitution or indemnity more than once with respect to the same Loss.
Section 6.05    Matters Involving Third Party and Direct Claims.
(a)Promptly after the receipt by an Indemnified Party of notice of the commencement of any action by a Person who is not a Party to this Agreement (such action, a “Third Party Claim”), such Indemnified Party will, if a claim with respect thereto is to be made against any Indemnifying Party, give such Indemnifying Party written notice of such claim in reasonable detail in light of the circumstances then known to such Indemnified Party but in no event later than twenty calendar days after the Indemnified Party receives written notice of the Third Party Claim; provided, however, that the failure of the Indemnified Party to provide such notice shall not relieve the Indemnifying Party of its indemnification obligations hereunder, except to the extent that such failure to give notice shall materially prejudice any defense or claim available to the Indemnifying Party.
(b)If the Indemnifying Party, within twenty calendar days after receiving the Indemnified Party’s notice of the Third Party Claim, notifies the Indemnified Party in writing of the Indemnifying Party’s desires to assume the defense of such Third Party Claim, then the Indemnifying Party will be entitled to assume such defense with counsel reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s expense; provided that the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third Party Claim if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, (ii) the Third Party Claim seeks non-monetary damages, including an injunction, specific performance or equitable relief against any Indemnified Party, (iii) the Indemnifying Party has failed or is failing to (1) actively and diligently defend the Third Party Claim, (2) keep the Indemnified Party fully and timely apprised of all material developments, including settlement offers, with respect to the Third Party Claim, or (3) permit the Indemnified Party with the opportunity to participate in the defense of the Third Party Claim (at the Indemnified Party’s own expense, except as provided below), or (iv) the Indemnified Party has reasonably determined in good faith that there would be a conflict of interest or other materially detrimental or inappropriate matter associated with joint representation of the indemnification proceeding.
(c)If the Indemnifying Party assumes the defense of any Third Party Claim, (i) it will not, without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle or compromise, or consent to any order or judgment with respect to, the Third Party Claim unless the proposed settlement or compromise, or judgement or order, as applicable, (1) involves only the payment of money by one or more Indemnifying Parties and (2) includes an unconditional release of the Indemnified Party and its Affiliates for any Liability arising from or related to such Third Party Claim, (ii) the Indemnified Party will have the right (but not the obligation) to participate in the defense of such Third Party Claim and to employ, at its own expense, counsel separate from counsel employed by the Indemnifying Party, and (iii) it will actively and diligently defend the Third Party Claim and keep the Indemnified Party timely apprised of all material developments, including settlement offers, with respect to the Third Party Claim, and (iv) in no event will the Indemnified Party settle any Third Party Claim while the defense thereof is controlled by the Indemnifying Party pursuant to and in accordance with this Section 6.05 without the consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).
(d)Any proceeding by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) will be asserted by the Indemnified Party giving the Indemnifying Party written notice thereof after it becomes aware of such Direct Claim, but in any event not later than twenty calendar days after the Indemnified Party becomes aware of such Direct Claim; provided, that failure of the Indemnified Party to provide such notice shall not relieve the Indemnifying Party of its indemnification obligations hereunder, except to the extent that such failure to give notice shall materially prejudice any defense or claim available to the Indemnifying Party. The Indemnifying Party will have twenty calendar days after its receipt of such notice to respond in writing to such Direct Claim, provided, however, that if the Indemnifying Party does not so respond within such twenty calendar-day period, the Indemnifying

Party will be deemed to have rejected such claim, in which case the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
Section 6.06    Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement will be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.
Section 6.07    Exclusive Remedies. The Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from Fraud) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement will be pursuant to the indemnification provisions set forth in this ARTICLE VI. Nothing in this Section 6.07 will limit any Person’s right to seek and obtain any equitable relief to which such Person will be entitled or to seek any remedy on account of any Fraud.
Section 6.08    Right to Set-Off. Buyer may set-off any amount to which Seller may be entitled under this Agreement against amounts otherwise payable by Buyer under this Agreement, including any indemnification payment or the Deferred Payment; provided, however, that prior to exercising any set-off rights pursuant to this Section 6.08, Buyer will notify Seller of its intent to setoff along with the reasons therefor.
ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS OF PARTIES
Section 7.01    Conditions to Each Party’s Obligation. The respective obligations of each Party to consummate the transactions contemplated hereby are subject to the satisfaction or waiver as of the Closing of the following conditions: No Action shall have been commenced against Buyer or Seller, which would prevent the Closing. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order of competent jurisdiction which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof, and no injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.
Section 7.02    Conditions to Obligation of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)The representations and warranties of the Seller contained in ARTICLE III shall be true and correct as of the date made and of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except, in each case, where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) has not had, and would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the performance by the Seller of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

(b)Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each Transaction Document to be performed or complied with by it prior to or on the Closing Date.
(c)All approvals, consents and waivers that are listed on Section 7.02 of the Disclosure Schedules shall have been received and executed counterparts thereof shall have been delivered to Buyer, at or prior to the Closing.
(d)Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in the foregoing subsections (a) and (b) have been satisfied.
(e)There shall not have occurred any Material Adverse Effect.
(f)Seller shall have delivered or caused to be delivered all of the applicable items required by, and pursuant to, Section 2.02, to which Seller is a party other than deliveries to be at the Closing and the Lease Assignment Agreements not listed on Section 7.02 of the Disclosure Schedules.
Section 7.03     Conditions to Obligation of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)The representations and warranties of the Buyer contained in ARTICLE V shall be true and correct as of the date made and of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, in each case, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) has not had, and would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the performance by the Buyer of its obligations under this Agreement or the consummation of the transactions contemplated hereby.
(b)Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each Transaction Document to be performed or complied with by it prior to or on the Closing Date.
(c)Buyer shall have delivered or caused to be delivered all of the applicable items required by, and pursuant to, Section 2.02, to which Buyer is a party other than deliveries to be at the Closing and the Lease Assignment Agreements not listed on Section 7.02 of the Disclosure Schedules.
(d)Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in the foregoing subsections (a) and (b) have been satisfied.
ARTICLE VIII
TERMINATION

Section 8.01    Termination. This Agreement may be terminated, and the transactions contemplated hereby may be terminated, at any time prior to the Closing:
(a)by the mutual written consent of Seller and Buyer;
(b)by Buyer by written notice to Seller if Buyer is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that has not been cured by Seller within thirty days after Seller’s receipt of written notice of such breach from Buyer;
(c)by Seller by written notice to Buyer if Seller is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that has not been cured by Buyer within thirty days of Buyer’s receipt of written notice of such breach from Seller;
(d)by Buyer or Seller in the event that (a) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (b) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable; or
(e)by Buyer or Seller upon notice to the other Party if the transactions contemplated hereby have not been consummated by April 15, 2022, unless the Party seeking to terminate this Agreement is in material breach of this Agreement, provided, however, that in the event that the Closing has not occurred prior to such date due to the failure of the Parties to obtain one or more of the required consents, approvals or waivers listed on Section 7.02(c) of the Disclosure Schedules, then the Parties will extend such date for a period of time that is reasonably sufficient to allow the Parties to obtain any such required consent, approval or waiver.
Section 8.02    Effect of Termination. In the event of the termination of this Agreement in accordance with this ARTICLE VIII, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto except:
(a)as set forth in Section 5.02, this Section 8.02 and ARTICLE IX, which provisions shall survive termination and remain in full force and effect without any limitation whatsoever; and
(b)that nothing herein shall relieve any Party hereto from liability for any Fraud.
ARTICLE IX
MISCELLANEOUS
Section 9.01    Expenses. Except as otherwise expressly provided herein (including Section 5.07), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such costs and expenses.
Section 9.02    Notices. All notices, claims, demands and other communications hereunder will be in writing and will be deemed to have been given: (a) when delivered by hand

(with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the fifth (5th) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as will be specified in a notice given in accordance with this Section 9.02):

If to Seller:	BGSF, Inc. Attention: Dan Hollenbach, Chief Financial Officer 5850 Granite Parkway, Suite 730 Plano, TX 75024 Email: dhollenbach@bgsf.com
with a copy to: (which will not constitute notice)	Norton Rose Fulbright US LLP Attention: Paul Conneely 2200 Ross Avenue, Suite 3600 Dallas, TX 75201 Email: paul.conneely@nortonrosefulbright.com
If to Buyer or Guarantor:	Jobandtalent USA, Inc. Attention: Felipe Navío García Paseo de la Castellana 93, Planta 4, 28046, Madrid, Spain Email: felipe.navio@jobandtalent.com
with a copy to: (which will not constitute notice)	Greenberg Traurig, P.A. 333 S.E. 2nd Avenue, Suite 4400 Miami, FL 33131 Attention: Yosbel Ibarra, Esq. Antonio Peña, Esq. E-mail: ibarray@gtlaw.com and antonio@gtlaw.com
Section 9.03    Interpretation; Headings. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. The headings in this Agreement are for reference only and will not affect the interpretation of this Agreement. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The term “or” is not exclusive and has the meaning represented by the phrase “and/or”. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.
Section 9.04    Certain Definitions. For purposes of this Agreement:
(a)the term “Affiliate” means, with respect to a specified Person, any other Person or member of a group of Persons acting together that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person;
(b)the term “Cash Equivalents” means all cash on hand, cash in bank or other accounts, bank deposits, negotiable money orders, credit card payments received and checks (including those held by Seller as of the Closing Date but not yet deposited)

and other cash-equivalent liquid assets of any nature, which shall not include Rent Deposits;
(c)the term “Closing Balance Sheet” means the balance sheet of the Seller as of the end of the fiscal month immediately preceding the month in which the Closing occurs.
(d)the term “Closing Certificates” means the certificates required to be delivered by the Parties pursuant to Sections 2.02(k), (m), (n), (o), (p), and (q);
(e)the term “Closing Net Working Capital” means (x) the Acquired Current Assets as of the Closing Balance Sheet minus (y) the Assumed Current Liabilities as of the Closing Balance Sheet, in each case, as calculated in accordance with the Net Working Capital Methodology;
(f)the term “Contracts” means all contracts, leases, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral, including each amendment, supplement and modification in respect thereto;
(g)the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;
(h)the term “Disclosure Schedules” means the disclosure schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement;
(i)the term “Domain Name” means the text strings that are used to access websites and that map to numeric IP addresses;
(j)the term “Environmental Law” means any federal, state, local or foreign Law, Permit, judgment, requirement or agreement with any Governmental Authority relating to: (i) the protection, preservation or restoration of the environment; or (ii) the use, storage, generation, transportation, processing, production, release or disposal of Hazardous Substances, in each case as amended and in effect on the date of the Closing;
(k)“Fundamental Representations” means, collectively, Section 3.01 (Organization and Authority of Seller), Section 3.02(a) (No Conflicts or Consents), Section 3.06 (Title to Tangible Personal Property), Section 3.18 (Brokers), Section 4.01 (Organization and Authority of Buyer), Section 4.02(a) (No Conflicts; Consents); and Section 4.05 (Brokers);
(l)the term “Fraud” means, as finally determined by a court of competent jurisdiction, the actual and intentional common law fraud by a Party with respect to the making of a representation or warranty by such Party set forth in this Agreement, Transaction Document or any Closing Certificate that was material to the claiming Party’s decision to enter into this Agreement and upon which the claiming Party relied;

(m)the term “GAAP” means generally accepted accounting principles of the United States that are applicable from time to time, as consistently applied in prior periods;
(n)the term “Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any arbitrator, court or tribunal of competent jurisdiction;
(o)the term “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority;
(p)the term “Hazardous Substance” means any substance listed, defined, designated or classified as hazardous, toxic or, radioactive under any Environmental Law, and includes any toxic waste, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, lead or polychlorinated biphenyls;
(q)the term “Indebtedness” means all obligations of Seller for borrowed money, including all principal, accrued but unpaid interest, prepayment penalties, breakage costs or other similar amounts payable in respect of such borrowed money or the repayment thereof;
(r)the term “Independent Accounting Firm” means BDO USA LLP or a successor of such firm, or if such firm declines to act or is, at the of submission thereto, unable to act or a principal independent auditor of Buyer or Seller, or in any manner associated with or being compensated or employed by Buyer or Seller, another accounting firm of regional or national reputation reasonably acceptable to Buyer and Seller for purposes of resolving any disputes pursuant to Section 1.05;
(s)the term “Intellectual Property” means any and all registered and unregistered patents, trademarks, service marks, logos, email addresses, domain names, trade names, and registered copyrights, and applications for and licenses (to or from Seller) with respect to any of the foregoing, and all computer software and software licenses, proprietary information, trade secrets, material and manufacturing specifications, drawings and designs owned by Seller and used in the InStaff Business or with respect to which Seller, with respect to the InStaff Business, has any license or use rights;
(t)the term “Knowledge of Seller” or “Seller’s Knowledge” or similar language, means the actual knowledge of Beth Garvey, Dan Hollenbach, and Drew Perry based on a reasonable inquiry and investigation into the subject matter of such representation and warranty;
(u)the term “Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law or other requirement or rule of law of any Governmental Authority;

(v)the term “Liabilities” means liabilities, obligations or commitments of any nature whatsoever, whether asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise;
(w)the term “Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate with other similar events, occurrences, facts, conditions or changes (a) that are materially adverse to the business, results of operations, condition (financial or otherwise) of the InStaff Business or the Purchased Assets, individually or taken as a whole, or (b) that would prevent, materially delay or impede the ability of Seller to consummate the transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) any changes, conditions or effects in the United States or foreign economies or securities or financial markets in general; (ii) changes, conditions or effects in the economic, business, financial or regulatory environment that generally affect the industries in which the InStaff business operates; (iii) any change, effect or circumstance resulting from an action required or permitted by this Agreement; (iv) the effect of any changes in applicable Laws or accounting rules, including GAAP, or the enforcement or interpretation thereof; (v) any change, effect or circumstance resulting from the entry into or announcement of this Agreement and the consummation of the transactions contemplated hereby; (vi) any changes, effects or circumstances resulting from the InStaff Business failing to meet internal projections, forecasts revenue or earning predictions for any period, provided that the underlying cause of such failure (subject to the other provisions of this definition) shall not be excluded; (vii) any change, effect or circumstance resulting from changes in political conditions in general; (viii) any pandemic, epidemic, or other disease or health emergency, or any measures taken by Seller pursuant to any Law, order, directive, guideline, or recommendation of any Governmental Authority in connection with or in response to any pandemic, epidemic, or other disease or health emergency (including those resulting from or related to COVID-19, or any other disease (or measures adopted in connection therewith)); or (ix) conditions caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster or other acts of God; but only, in the case of the foregoing clauses (i), (ii), (iv), and (viii), to the extent such events, occurrences, facts, conditions or changes do not have or could not reasonably be expected to have a materially disproportionate impact on the InStaff Business relative to the other participants in the industries in which its operates;
(x)the term “Permit” means with respect to any Person, all material franchises, grants, concessions, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, tariffs, qualifications, registrations and orders of any Governmental Authority necessary for such Person to own, lease and operate its properties and assets or to carry on its business as it is now being conducted;
(y)the term “Permitted Liens” means (a) liens for Taxes not yet due and payable or that are being contested in good faith by appropriate procedures; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business; (c) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; and (d) other imperfections of title or Liens, which are not material to the InStaff Business or the Purchased Assets;

(z)the term “Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity;
(aa)the term “Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date;
(bb)    the term “Pre-Closing Tax Period” means any tax year or period ending on or prior to the Closing Date and, in the case of a Straddle Period, the portion of the Straddle Period ending on the Closing Date;
(cc)    the term “Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person;
(dd)    the term “Straddle Period” means any tax year or period beginning on or before the Closing Date and ending after the Closing Date;
(ee)    the term “Target Net Working Capital” means $6,059,266;
(ff)    the term “Tax” or “Taxes” means (a) all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, property (real or personal), customs, duties or other taxes, whether or not disputed, together with any interest, fines, additions or penalties with respect to those imposed in connection therewith or with respect thereto or with respect to any failure to comply with any requirement regarding Taxes, whether or not disputed, (b) any liability for the payment of any items described in clause (a) above as a result of (i) being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group or (ii) being included (or being required to be included) in any Tax Return related to such group, and (c) any liability in respect of any items described in clauses (a) through (b) payable by reason of Contract or assumption (including, any tax sharing, tax indemnity, tax receivable or tax allocation agreement or any other express or implied agreement to indemnify or be responsible for the Taxes of any other Person), transferee or successor liability, or otherwise by operation of Law, or by reason of any obligation to withhold or collect in respect of any of the items described in clause (a) or (b) above, whether or not disputed;
(gg)    The term “Tax Return” means any return, declaration, report, information return or statement, and any amendment thereto, including, any consolidated, combined or unitary return (including any related or supporting information), filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection, payment, refund or credit of any federal, state, local or foreign Tax or the administration of any Laws relating to any Tax;
(hh)    The term “Trademark” means unregistered and registered trademarks and service marks, trademark and service mark applications, common law trademarks and service marks, trade dress and logos, trade names, business names, corporate names, product names and other source or business identifiers and the goodwill associated with any of the foregoing and any renewals and extensions of any of the foregoing;

(ii)    the term “Transaction Documents” means this Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Trademark Assignment Agreement, the Domain Name Assignment, the Shared Services Agreement, the Lease Assignment Agreements and the other agreements, instruments and documents required to be delivered at the Closing pursuant to Section 2.02; and
(jj)    the following terms are defined in the Sections below:

Defined Term	Section
Acquired Current Assets	1.01(c)
Actions	3.08
Agreement	Preamble
Allocation	1.06
Allocation Schedule	1.06
Assignment and Assumption Agreement	2.02(d)
Assumed Contracts	1.01(f)
Assumed Current Liabilities	1.03(a)(i)
Assumed Liabilities	1.03(a)
Benefits Transition Period	5.01(b)
Bill of Sale	2.02(c)
Business Contracts	3.17(b)
Buyer	Preamble
Buyer Obligations	9.09
Claims Run-Off Period	5.01(b)
Closing	1.01
Closing Date	1.01
Closing Date Payment	1.04
Closing Date Net Working Capital Statement	1.05(a)
Customer Contracts	3.17(a)
Deductible	6.04(a)
Deferred Payment	1.04
Direct Claim	6.05(d)
Domain Name Assignment	2.02(f)
Employee Benefit Plan	3.15
Equitable Principles	3.01
ERISA	3.15
Excluded Assets	1.02
Excluded Liabilities	1.03(b)
Financial Statements	3.03
Guarantor	Preamble
Indemnification Cap	6.04(b)

Indemnified Party	6.04
Indemnifying Party	6.04
InStaff Business	Recitals
Latest Balance Sheet	3.03
Lease Assignment Agreements	2.02(i)
Leased Real Property	3.13
Lien	3.06
Losses	6.01
Material Customers	3.11
Net Working Capital Methodology	1.05(a)
Non-Compete Territory	5.03(a)(i)
Non-Competition Period	5.03(a)
Party	Preamble
Permitted Businesses	5.03(b)
Purchased Assets	1.01
Purchase Price	1.04
Purchase Price Adjustment	1.05
Rent Deposits	3.13
Restrictive Covenants	5.03(d)
Retained Business	1.02
Seller	Preamble
Shared Services Agreement	2.02(h)
Staff Employees	3.14
Tangible Personal Property	1.01(a)
Temporary Personnel	3.14(a)
Temporary Personnel Contracts	3.17(a)
Third Party Claim	6.05(a)
Trademark Assignment	2.02(e)
Transaction Expenses	1.03(b)
Transfer Taxes	5.07
Transferred Staff Employee	5.01(a)
Transition Benefit Plans	5.01(b)
Section 9.05    Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other term or provision of this Agreement.
Section 9.06    Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersede all prior written or oral and all contemporaneous oral representations, warranties, understandings and agreements with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits and the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.
Section 9.07    Successors and Assigns; Assignment. This Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns. Neither Party may assign any of its rights or obligations hereunder without the prior written consent of the other Party, which consent will not be unreasonably withheld, conditioned or delayed. Any purported assignment in violation of this Section will be null and void. No assignment will relieve the assigning Party of any of its obligations hereunder.
Section 9.08    Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party hereto. No waiver by any Party of any of the provisions hereof will be effective unless explicitly set forth in writing and signed by the Party so waiving. No failure to exercise, or delay in exercising, any right or remedy arising from this Agreement will operate or be construed as a waiver thereof; nor will any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy.
Section 9.09    Guarantor. For value received, the Guarantor hereby unconditionally and irrecoverably guarantees to Seller all obligations of Buyer pursuant to or arising from the Deferred Payment, including the due and punctual payment thereof, when and as due (collectively, the “Buyer Obligations”). Seller may bring a separate action against the Guarantor for any accrued but unpaid Buyer Obligations without making any demand upon Buyer, and without separately proceeding against Buyer, and without pursuing any other remedy.
Section 9.10    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.
(a)This Agreement will be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to the conflict of law provisions thereof to the extent such provisions would require or permit the application of the laws of any jurisdiction other than the State of Delaware. Any legal suit, action, proceeding or dispute arising out of or relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby may be instituted in the in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any state or federal court located in the city Wilmington and county of New Castle, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, proceeding or dispute.
(b)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT SEEK

TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (II) EACH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) EACH PARTY MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY; AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
Section 9.11    Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BUYER:
SENTECH ENGINEERING SERVICES, INC.

By: /s/ Felipe Navío García .
Name: Felipe Navío García
Title: Chief Executive Officer

GUARANTOR:

JOB AND TALENT HOLDING LIMITED

By: /s/ Felipe Navío García .
Name: Felipe Navío García
Title: Chief Executive Officer
SELLER: BGSF, INC. By: /s/ Beth Garvey . Name: Beth Garvey Title: President and Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

EXHIBIT A

BILL OF SALE

[Attached]

EXHIBIT B

ASSIGNMENT AND ASSUMPTION AGREEMENT

[Attached]

EXHIBIT C

TRADEMARK ASSIGNMENT AGREEMENT

[Attached]

EXHIBIT D

DOMAIN NAME ASSIGNMENT AGREEMENT

[Attached]

EXHIBIT E

SHARED SERVICES AGREEMENT

[Attached]